SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 8, 2009

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1.               Annual Meeting 2009 counter-motions / position of the management on the counter-motions

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including a lack of improvement or a further deterioration of global economic conditions; a continuation or worsening of the turmoil in the credit and financial markets, which could result in ongoing high borrowing costs or limit our funding flexibility; changes in currency exchange rates and interest rates; the introduction of competing, fuel efficient products and the possible lack of acceptance of our products or services which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost reduction and efficiency optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region; the business outlook of Chrysler, in which we hold an equity interest and some of whose obligations we have guaranteed; the business outlook of companies in which we hold an equity interest, most notably EADS; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Annual Meeting 2009

Counter-motions

As follows, you will find counter-motions from shareholders who oppose the proposals made by the Board of Management and the Supervisory Board on the Agenda of the Annual Meeting to be held on April 8, 2009, which the Company has to make accessible to all its shareholders.

Dear Shareholders,

For our Annual Meeting to be held in Berlin on April 8, 2009, some shareholders have submitted counter-motions to Agenda Items 2, 3, 4, 5, 6, 7, 8 and 11.

The following counter-motions are listed in the order they were received by Daimler.

***

Mr. Wilm Diedrich Müller, Neuenburg

Motion A

Regarding Item 2 of the agenda:

“Persons, I have hereby proposed that the unappropriated profits for the year 2008 of the aforementioned Firm Daimler be applied to buy at least nine shares of the aforementioned shipping firm* and that those shares bought be distributed to the shareholders of the aforementioned Firm Daimler with the use of a procedure of drawing lots that will ensure that always with the same probability one share in the aforementioned shipping firm will account for one share in the aforementioned Firm Daimler.

* Shipping Firm Herbert Ekkenga AG, securities identification number 828830

Reason:

I would justify my proposal by the fact that in my opinion the most important thing is that the nominal dignity of each person and the nominal dignity of each firm must always be maintained under all circumstances, whereby I believe that this subject of maintaining the nominal dignity of each person and firm is of such exceptional priority that the same subject must be discussed at a very special place, at the annual shareholders’ meeting of the aforementioned shipping firm, namely, which is why I want to indicate with this motion that this subject should be dealt with at the next annual shareholders’ meeting of the same shipping firm, by way of this subject being used as justification for the ratification or the non-ratification of the actions of the various boards of the same shipping firm.

I might add that with the maintenance of the nominal dignity of each person and the maintenance of the nominal dignity of each firm, I believe that names of persons and names of firms may never and really under absolutely no circumstances ever be used without a word of salutation such as ‘Woman,’ ‘Mrs.,’ ‘Miss,’ ‘Firm,’ ‘Mr.’ or ‘Person,’”

Regarding Item 4 of the Agenda:

“Persons, I have hereby proposed that the actions of the second board - presumably the Supervisory Board that is - of the aforementioned Firm Daimler, upon which a resolution is to be passed at the Annual Shareholders’ Meeting on the eighth of next month, are not to be ratified.

Reason:

I would justify my proposal in that I would like to express that I was dissatisfied in several points with the way in the following three points in which the Annual Shareholders’ Meeting was managed in 2008:

Firstly, it could be neglected to vote at all on my proposal on the differing application of unappropriated profits, whereby I believe that such a proposal always has to be voted on, because only then is it clear which proposal for the application of unappropriated profits has the majority of votes, after all the various proposals have been voted on, so above all it is not sufficient to have a vote on the proposal of the management on this item of the agenda and to determine that this proposal has been approved when this proposal has received 99.9 % of all votes cast. My proposal would have received 99.99999 % of all votes and thus a significantly larger majority of all votes cast, which would only have been obvious after there had been a separate vote on my proposal.

Secondly, and less importantly, the same management of the meeting could have displeased me in that a minute’s silence was observed in memory of the employees who had died in the year 2007. In my view, such a minute’s silence could be out of place at a meeting of the shareholders of a stock corporation, where it is important to deal with the agenda efficiently, whereby I would by no means like to say that deceased employees of the Firm Daimler are not to be honored, but not only in this form, which constitutes a kind of delay in dealing with the agenda and is partially to blame that the annual shareholders’ meetings of the Firm Daimler could sometimes last into the evening.

Thirdly, and even less importantly, the same management of the meeting could have displeased me in that at the end there was no “Miscellaneous” item of the agenda or an appropriate possibility for the shareholders to congratulate or to make any other comments on the resolutions passed.

***

Mr. Paul Russmann, Stuttgart

Regarding Item 3 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

In 2008, Daimler AG not only produced vehicles of the brands Mercedes, smart and Maybach, but also, through its ownership interest in Europe’s third-largest armaments producer – the European Aeronautic Defence and Space Company (EADS), carrier systems for atomic warheads and other inhuman weapons. The Board of Management under the leadership of Dieter Zetsche supports, as a major shareholder, the decision of EADS in the future declaredly to massively increase the proportion of armaments produced by EADS. Many shareholders therefore do not buy shares in Daimler AG; sustainability funds exclude Daimler shares from their funds; and potential customers do not decide in favor of automobiles of the Mercedes Car Group, but for vehicles from the competition. The Board of Management bears the ethical and economic responsibility for this – thoroughly comprehensible – customer behavior. In the view of the Critical Daimler Shareholders (Arndtstr. 31, 70197 Stuttgart, Tel: 0711-608396, www.kritischeaktionaere.de), through its armaments involvement at EADS, Daimler is violating the intentions of the ‘good corporate governance’ and of ‘corporate social responsibility.’ ”

***

Mr. Lutz Kortmann, Berlin

Regarding Items 2, 3, 6, 7, 8 and 11 of the Agenda:

“In objective and logical subsumption of Items 2, 3, 6, 7, 8 and 11 of the Agenda, the proposed resolutions are to be rejected.

Reason:

Allocation of unappropriated profit:

From the documents submitted (invitation), it is not clear how the reduction in unappropriated profit and the resulting substantial reduction in the dividend compared with 2008 were arrived at.

There is also no valid statement on the further development of the Company and hence on dividends in the coming years.

Against the backdrop of the termination of the “half-income procedure” in German tax law this year and of the flat-rate withholding tax, it makes sense to do without a dividend distribution. The automotive industry currently offers opportunities to acquire companies or interests in companies, for example Adam Opel AG (GM) and Saab. In this context, it seems strategically advisable to secure the premium segment by investing in these areas and at least using the unappropriated profit for this purpose. Doing without a dividend now should be significantly offset by a tax-free share-price gain in the medium term. In the same sense, these funds should be used for cooperation with other automobile manufacturers and suppliers, e.g. for investments in suitable companies.

At recent Annual Meetings, there was repeated criticism of the Board of Management concerning occurrences in Argentina and in the area of armaments. In this context, I propose that in the future, the percentage of the dividend be named that has been earned from the area of armaments. This would allow each shareholder to donate that amount to a charitable organization. I propose the following:

Amnesty International or Hermann Gmeiner Fond, SOS-Kinderdörfer

Ratification of Board of Management members’ actions:

The execution of the Annual Meetings left a lot to be desired in recent years.

The presentation of the products of the Company (automobiles) is in need of quantitative and qualitative improvement. Only superficial details were given of equipment and CO2 emissions. As well as presenting a larger range of vehicles, complete details of technical specifications and equipment should be given, for example with knowledgeable staff. It is also necessary to explain how the environment benefits from vehicle production and disposal. In a feature of the television program “Planet Knowledge” transmitted by Germany’s 3-Sat on March 13, 2009, it was claimed that vehicle production is responsible for more CO2 equivalents than vehicle operation. Sustainability with regard to the components used should also be explained. Overall, at least the presentation quality of a good dealership should be achieved. This would improve the Company’s overall reputation.

The meeting place of Berlin has repeatedly been criticized. As at least parts of the Annual Meeting is transmitted on the Internet, the shareholders should be given the possibility of (active) participation in the Annual Meeting also in other places. As travel expenses to and from the Annual Meeting are no longer tax deductible as of this year, it would make sense to use the Company’s premises in other cities for transmission and voting.

Furthermore, the quantity and quality of the catering leaves a lot to be desired. For several years, it has been monotonous and sometimes not available in sufficient quantities.

Shareholder support is provided with a large number of young employees. The question here is whether the long duration of the Annual Meeting is compatible with legislation on the protection of young employees and their maximum working hours. Another question concerns the form and level of their remuneration.

An additional point is that manners sometimes leave a lot to be desired. Neither the attitude of a Father Christmas nor of a ranting university lecturer is appropriate to the venue and occasion. In particular, generalized disparagement of housewives, employees or employee representatives are to be avoided in the future. In this context, one expects explicit responses to accusations; otherwise the impression could be given that they are accurate.

In general, the invitation lacks a description of the Company s situation and outlook.

Acquisition of shares and options:

The details provided are copious, but partially incomprehensible. In particular, it should be stated which performance led to options being granted for executives.

New election of Supervisory Board members:

Apart from Anglophone terminology, the election proposals do not give any indication of the candidates’ occupation under “main position.” There is also no evidence of qualifications for the targeted activities. It is also to be feared that the exercise of several comparable functions will prevent an adequate performance. The candidates should present themselves in person.”

***

Mr. Mario Bruns, Bonn

Motion B

Regarding Item 5 of the Agenda:

“Beginning without delay with the audit period 2009 and with effect for the future, the external auditors for the Company and for the Group should be rotated every three years. The external auditors not to be elected for the next audit are to be thanked for their good work.

Reason:

The implemented convenience solution in line with the German Commercial Code is not fully in the interests of the Daimler shareholders. At least three consecutive years of audit activity seem sufficiently long, irrespective of the permissibility of longer periods according to commercial or professional legislation. Regular rotation of the external auditors would give the audit a new focus, allowing more meaningful statements to be made by the auditors, so that an even better and more accurate basis for information and decisions can be provided to the

Supervisory Board and the Annual Meeting. An additional effect would be enhanced competition for the prize of these expensive services. According to the Annual Reports, the external auditors received fees of €199 million in the years 2006 to 2008, of which €24 million was not for audit services. Qualified competitors are available.

***

Mr. Jörg Weisse, Velbert

Regarding Item 2 of the Agenda:

“No dividend is to be paid out in 2009; instead, the amount is to be additionally invested in the development of technologies to produce series of energy-saving, environmentally friendly and alternative drive systems.

Reason:

Due to increasingly scarce fossil energy reserves and climate change, the future of automobiles will only lie in extremely economical and environmentally friendly technology. Experience shows that such technologies are promoted and supported from the political side. In the interests of the shareholders, this should also be the corporate philosophy of Daimler AG. In the medium to long term therefore, it will only be possible to sell motor vehicles at a profit if a technological lead is achieved over the competition in Germany and abroad. The shareholders do not benefit from “quick dividends” in the current economic situation. On the contrary, they are interested in giving the company a stable orientation also for the future.

The example of GM in the United States shows that also large companies can get into financial difficulties, and that one should therefore not “rest on one’s laurels.” One should not produce slow sellers, but “high tech,” for which German engineering is still well known all over the world. Maintaining a long-term technological lead is therefore essential for the company and hence also for the shareholders. But this can only be achieved if all efforts and funds are now invested in that technological lead. The profit for the shareholders will then be a stronger company and, due to that intrinsic value, probably also a rising share price.

I therefore regard my motion as justified and hereby propose its acceptance.”

***

Mr. Bernd T. Gans, Vaterstetten

Regarding Item 3 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

1)             Failings in product strategy, for example hybrid technology in cars

2)             High-risk investment policy, for example a stake in a battery factory and thus entry into the supplier industry

The product strategy of the automotive division has been focused on vehicles with lower fuel consumption only partially (A/B-Class and smart) or too late. Alternative drive, in particular hybrid drive, has been repeatedly announced in the past two years, but will be available at the earliest in the coming years and then only in limited numbers.

On the contrary, Toyota and Honda have opened up the hybrid segment in the US market and have sold more than 1 million hybrid vehicles there. Accordingly, Toyota is making fun of the ‘anticipatory Mercedes advertising’ with the motto: ‘Others are talking about it; we are already driving it!’

In this context, the many years of neglect of battery technology, especially under the aegis of Mr. Schrempp, are proving to be disastrous. While Toyota and Honda have applied the practical nickel-metal-hydride batteries to establish their hybrid vehicles, as the ‘last follower’ Mercedes sees itself as bound to immediately enter the next battery generation with lithium-ion batteries. But the theoretical superiority of these batteries is not yet proven for application in series-produced vehicles. The related technical risks, and above all safety risks, are to be assessed as significant. Although Mercedes has registered a large number of patents in this area, it will be a long time before series maturity is reached.

Against this backdrop, it seems highly risky that Mercedes itself is entering the production of lithium-ion batteries. This risk is even bigger because a start-up company has been chosen as a partner. Looking at the global players in the battery industry shows that they are under pressure to consolidate worldwide in order to bear the enormous development and investment costs. It is therefore extremely questionable how Mercedes as a newcomer in this field will ever achieve critical mass. In particular, it is likely to be difficult to gain other manufacturers that are now forming alliances with established battery producers for a Mercedes offshoot.

The latest example of the precarious situation of the supplier industry should be understood as a warning signal. Furthermore, the extension of the depth of production and the broadening of ownership in the supplier industry entirely lacks industrial logic.”

Regarding Item 4 of the Agenda:

“The actions of the members of the Supervisory Board are not to be ratified.

Reason:

1)             Involvement in the financially disadvantageous disinvestment in MTU Friedrichshafen

2)             Involvement in the renewed financially disadvantageous reacquisition of a blocking minority in Tognum (ex MTU Friedrichshafen)

The sale of MTU Friedrichshafen to Swedish financial investor EQT in 2005 and its initial public offering under the sole leadership of EQT resulted in the loss of financial potential of several hundred million euros. The reason given, which was hardly convincing at the time, was: ‘Following our strategy of concentration on the core business, we agreed with EQT in December 2005 on the sale of the Off Highway business unit.’

It was reported in the press that EQT bought MTU Friedrichshafen from DaimlerChrysler for €1.5 billion. After being restructured and renamed as Tognum, it was valued by the stock exchange at €3.5 billion. Of the difference, 65% or €1.17 billion was realized solely by EQT.

Why the Supervisory Board did not influence the Board of Management at that time to carry out an initial public offering itself instead of a simple sale, thus securing billions for the shareholders, remains a secret of those involved. A strategic necessity to hold at least a stake in the company was apparently not seen at that time.

With the buyback of a 22.3% interest by Daimler at the beginning of 2008, EQT was able to realize another €585 million in good time before the financial crisis peaked. For Daimler, however, the value of the stake bought back has meanwhile fallen drastically to about one third due to the collapse of Tognum’s share price.

In retrospect, the reason is now as follows: ‘DaimlerChrysler sold its off-highway activities in 2005 because the Group at that time was faced by numerous operating challenges ... so Daimler did not want to make the necessary investment in the development of Tognum’s competitiveness.’ Surprisingly, strategic advantages are now being discovered again: ‘Daimler is participating in Tognum’s growth potential; in addition, the long-term supply relationships between Daimler and Tognum are being secured.’

The commentary of the German financial newspaper Handelsblatt, which is certainly not inimical to industry, of February 5, 2009: ‘The emergency sale already seemed superfluous at the time. Siemens has shown that one can launch successful subsidiaries on the stock market oneself. But at that time, the Group was under considerable pressure: it needed the money quickly. The deal does not cast a good light on Daimler’s chief strategist Rüdiger Grube. Anyway: No good marks can be given for the roll backwards, and not for the overall strategy either.’.”

***

Mr. Alexander Dauensteiner, Solingen

Regarding Item 3 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

The reduction in fuel consumption across the entire model range is one of the most important challenges for the Group’s successful future. This goes far beyond the ecological dimension of sustainability and in connection with the current crisis of the automotive industry is one of the most important pillars of future economic success.

The massive loss of enterprise value, the dramatic increase in short-time work and the danger of losing thousands of jobs are presented by the Group as direct consequences of the economic crisis. This view is far from the truth, however. The Group’s current dramatic situation is to a significant extent caused by the failure over decades of the Board of Management and the Supervisory Board to develop the right products and adopt a successful positioning in the market.

Daimler is currently extremely badly positioned compared with its direct competitors in the segment of premium manufacturers. It failed to take the measures urgently needed for the reduction of fuel consumption in good time. The product range, especially of Mercedes-Benz, continues to offer far too few cars in the smaller categories; fleet consumption is still far too high.

The announced ‘innovations for sustainable mobility’ such as investment in new, environmentally friendly technologies or the development of new business opportunities in the field of mobility concepts (e.g. car2go, which is absolutely to be welcomed) have come too late.

To date, the Board of Management has not convincingly transformed its announcements relating to sustainable mobility into practice. Daimler AG must accelerate significantly in this area, which is also highly important for the Group’s economic success.”

***

Mr. Wolfgang Kaiser, Riedering

Regarding Item 3 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

The allegedly negative results of the last few months of the year 2008 were not solely caused by the so-called crisis in the automotive industry. A large part of the blame is to be found in ‘homemade’ failings that have not been overcome in the development and introduction of new technologies, in mismanagement in quality assurance, in car production especially at Mercedes-Benz, in an unfriendly approach to customers and potential customers and in the deficient processing or complete rejection of justified warranty claims. As a result, thousands of longstanding satisfied customers are deciding not to buy Daimler products in the future and will buy from other manufacturers instead. The Board of Management is ultimately to blame for this fatal development.”

***

Mr. Ulrich Stockhausen, Reutlingen

Regarding Item 2 of the agenda:

23 Mar. '09 9:21 1234 SOCRATES CONSULT B. 1

P.S. Bitte - Gegenantrag online www.daimler.com/ir/hv2009 DANKE

AN DAIMLER AG
70546 STUTTGART
per FAX 0711-17-22244
TEL 17-17-0

HIERMIT STELLE ICH "GEGENANTRAG" für HV 2009
per FAX 0711-17-94075
auf GRUNDLAGE nationaler internat. RECHTS und christl. WERTEORDNUNG !!
- weltethos -

RT, MO 23.03 2009
TELIFAX 07121-207377
STOCKHAUSEN ULRICH
AKTIONÄR
christl. DEMOKRAT
Systemwissenschaftler
MENSCHEN-TIER-FREUND

Quelle:
SF1
TV DRS
06:10
Film von 2007

"BEINDRUCKENDE BILDER von den "letzten" Berggorillas ?
- Norden Ruanda -
- OST-KONGO -

beteiligen sich auch !?

arab. Emirate
7% Kuwait
9,1% new Abu Dhabi
AKTIENANTEIL
≈ 2 MRD € ...

YES, WE CAN CHANGE

stärkt marken-image

DAIMLER AKTIONÄRE zeigen MITGEFÜHL
BESCHLIESSEN 8.4. 2009 HAUPTVERSAMMLUNG:

www. horizonte.st.tv

Juli 2007 Massaker an UNSEREN nahen Verwandten

sanfter Tourismus
RANGER SCHÜTZEN
FAUNA - FLORA

LIEBE für den NÄCHSTEN wie zu uns selbst
JESUS: HÖCHSTE GEBOT ?

KONTEXT: Massaker vorher RUANDA an TAUSENDEN MENSCHEN

MENSCHEN SEHNSUCHT nach FRIEDEN

mindest 10% vom BILANZGEWINN also ca 55 Mill. € zur RETTUNG dieser wunderbaren ART-genossen - und der VORSTAND spendet symbolisch ausreichend GELÄNDEWAGEN der MARKE mit DEM GUTEN STERN für die NATIONAL-PARK RANGER

WIR AKTIONÄRE NEHMEN UNSER GRUNDGESETZ ERNST:
ART. 20 a und UN-RIO-DEKLARATION 6/1992

Es gibt noch ca 600 geschätzt in drei Ländern drei NATIONAL-PARKS aber ständig abgeholzt

UNSERE MITGESCHÖPFE WOLLEN ÜBERLEBEN
UNSERE KINDER brauchen intakte ÖKOSYSTEME im dynam. gleichgewicht sincerely 07:46
Reutlingen MO 23.3.2009
Ulrich [signature]

"gesunder" geltendes RECHT und NATURGESETZE RESPEKTIEREN !! ☮ AKTIONÄR VATER ☺ GROSSVATER

"AKTIENKURS"

SOCRATES CONSULTING

systemische Problemlösungsstrategien (NGO)

OHNE RESPEKT!! VOR MUTTER NATUR ?? – YES, WE CAN CHANGE

RT, MO 23.03.2009

SOCRATES CONSULTING · Baustätterstraße 32 · 72762 Reutlingen

Inh. Ulrich Stockhausen
Baustätterstraße 32
72762 Reutlingen
Fon/Fax 07121-204377

08. APRIL 2009 HV BERLIN

AN DAIMLER AG
70546 STUTTGART } per FAX 0711-17-94075

Betr.: Ergänzung zu meinem "GEGENANTRAG" für HV 2009 BERLIN, – Tagesordn. Punkt 2 : "BESCHLUSSFASSUNG ÜBER VERWENDUNG des BILANZGEWINNS

1. INTERNATIONAL WÜNSCHEN MENSCHEN SICH Sylvester für DAS NEUE JAHR VOR ALLEM !! GESUNDHEIT !!! ☺ (SELBSTACHTUNG)

1.1. ALS AKTIONÄR, MENSCH, TEIL EINES KOMPLEXEN WUNDERBAREN GANZEN, auch als Staatsbürger (GG ART. 20) im KONTEXT CHRISTL. WERTE-ORDNUNG erschließt sich folgerichtig primär ! UNSER ALLER GESUNDHEIT, UNSERE SELBST-ACHTUNG sowie der "SCHUTZ DER NATÜRLICHEN !! LEBENSGRUNDLAGEN auch aus UNSERER VERANTWORTUNG FÜR "KÜNFTIGE GENERATIONEN" !!

[Vgl. GG ART. 20a – RIO DEKLARATION 92, – UN CHARTA 20. NOV 1989 (BGBl. 1992 II 121 RECHTE DES KINDES)]

also auch RECHTLICH BINDEND BEI DER FRAGE !!! WAS TUN, WELCHE PRIORITÄT VERWENDUNG von ca 556 Mill € Bilanzgewinn. MEINE IDEE (10%) (plus x!) evtl. über STIFTUNG, SPENDE an WWF und greenpeace IST EIGENTLICH SEHR KNAPP aus SICHT VON VIELEN NOBELPREISTRÄGERN vgl. www. potsdam institut / nobel cause, die ZEIT !? for CHANGE IST KNAPP .. WEITER LEBEN, gesund sein oder LEUGNEN, VERDRÄNGEN?

Sincerely U. Stockhausen

PS: UNBESTRITTEN, VÖLLIG EVIDENT: OHNE FAUNA, FLORA, VIELFALT, MOBILITÄT, ZUKUNFTSFÄHIG GESUNDE MENSCHEN .. NO DAIMLER!

PS: Bitte kurz um feedback von RECHTSABTEILUNG !!

- hellwach und bewußt ganzheitlich wahrnehmen
- im Dialog Bilder für eine neue Vision entwerfen
- mit brennender Geduld Partner finden für verantwortliches Handeln.

[redacted] DAVOS [redacted] WEF

B. HUBER TRÄGT VOR
AKTIONSTAG BRÜSSEL – STRASBURG
ALLES LEBEN ACHTEN ♡

aktuell 3/2009

SELBST-ACHTUNG ♡

1/2006

FRIEDENS ALBERT-SCHWEITZER NOBELPREIS

?-

In der Antrittsrede von Nelson Mandela- erster 1994 frei gewählter Präsident vom Südafrika- hieß es: „unsere tiefste Angst ist nicht, dass wir unsere Sache nicht gewachsen wären. Unsere tiefste Angst entspringt dem Gefühl, im Gründe, unermesslich machtvoll zu sein .Es ist ein strahlendes Licht in uns, das wir fürchten, nicht das Dunkele. Wir fragen uns: Ist das überhaupt für mich zulässig und vorgesehen? Wer bin ich denn, dass meine Augen leuchten, mein Auftritt hinreißend, meine Einfälle begnadet sein dürfen? Doch wer bist du denn, dass Du dies nicht sein dürftest?
Du bist ein Kind Gottes. Wenn Du dich klein machst, dient das niemanden. Es hat nichts mit Erleuchtung zu tun, wenn Du Dein Licht unter den Scheffel stellst, damit andere um Dich herum sich nicht verunsichert zu fühlen brauchen ob Deine beeindruckenden Größe.
Du wurdest geboren, um die Herrlichkeit Gottes erstrahlen zu lassen, die in uns ist. Sie ist nicht nur wenigen vorbehalten- sie ist in jedem Menschen. Und wenn wir sie uns auf - scheinen lassen, spüren auch andere den Mut, sich voll in das Leben einzubringen.
Wenn wir frei vom Angst werden, wird unsere Ausstrahlung auch andere befreien"

(MUT)

ÄNGSTE ANLÄCHELN ?? ...

En el discurso de inaguración de Nelson Mandela- el primer presidente elegido libremente en Sudafrica en 1994- dijo:" nuestro miedo mas profundo no es, que no seamos capaces de encontrar soluciones a nuestros problemas, en realidad, la razón de nuestro miedo mas profundo es ser omnipotentes. Es nuestra luz interna la que nos da miedo, no la oscuridad. Nos preguntamos: es esto para mi permitido y providencial? Quien soy yo, que mis ojos brillan, mi presencia arrolla, y mis ideas son poderosas. Pero quien eres tú, que eso no te esta permitido?
Tu eres un hijo de Dios. Si te haces mas pequeño de lo que eres no le sirve a nadie. No tiene nada que ver con iluminacion, cuando tu mides y controlas tu propia luz, para que otros a tu alrededor no tengan que sentirse inseguros con respecto a tu tamaño. Tu naciste para reflejar la magnificencia de Dios que esta dentro de cada uno de nosotros. Y que no esta destinada solamente para unos pocos, sino dentro de todos.Si la dejamos brillar en todo su esplendor otros sienten el valor para participar totalmente en la vida. Cuando no tengamos mas miedo, nuestra prescencia liberara a otros.

zur ERMUTIGUNG :-)

In the inauguration speech of Nelson Mandela- first free elected President of South Africa in 1994, he says: "our deepest fear is not that we are not sufficiently capable to solve our problems. Our deepest fear is the feeling we have, that we are omnipotent. It is the internal light in us that we fear most, not the darkness. We ask ourselves: is this permitted and designated for me? Who am I, whose eyes shine, my entrance stuns ,my ideas are blessed. But who would you be that this would not be allowed?
You are a child of God. When you make yourself smaller than you are, it is no good to anyone. It has nothing to do with Enlightenment , when you demean your light, so that to others around you will not feel insecure in respect to your size.
You were born to reflect God's magnificence that is inside us. It is not only inside a few- but in all of us. When we let it shine , others will find the courage to enter totally into life .When we become free of fear, our energy will liberate others."

P.S. WIEDER VERTEILEN 28.1.-1.FEBR DAVOS WEF ?? ...
UND: PORSCHE HV 30.01.2009 (H) HV BERLIN

Verteiler: socrates consulting
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Mr. Michael Ebeling, Beckedorf

Regarding Items 3 and 4 of the Agenda:

“The actions of the members of the Board of Management and of the Supervisory Board are not to be ratified.

Reason:

‘The Supervisory Board monitors and advises the Board of Management in its management of the company.’

[Daimler AG Annual Report 2008, page 116]

‘The duties of the Board of Management include setting the Group’s strategic focus and managing its business.’

[Daimler AG Annual Report 2008, page 117]

Three points of reasoning:

i.)

‘The principle of sustainability underlies all of our thoughts and actions: Our goal is to successfully meet the demands of future mobility. And in doing so, we intend to create lasting value - for our shareholders, customers and workforce, and for society in general.’

[Daimler AG Annual Report 2008, page 1]

‘Furthermore, we will pass important milestones in 2009 on our way to emission-free driving. We will launch limited editions of an electric smart and a Mercedes-Benz with fuel-cell drive this year. A short time later, we will produce the first Mercedes-Benz with battery-electric drive.’

[Dieter Zetsche in Daimler AG Annual Report 2008, page 7]

So in summary, it can be stated that the Board of Management is not meeting its self-set targets for the sustainable development of Daimler AG in vehicle production with ‘limited editions’ in 2009 and battery-electric vehicles ‘a short time later.’

The Supervisory Board has not fulfilled its monitoring duty in this point.

The knowledge gained from environmental research shows in logical clarity that there will be no place in a competitive market for vehicles powered by fossil fuels in the near future. This knowledge is not new.

The development of Daimler AG in an appropriately pioneering direction was not initiated, or was initiated only hesitantly or much too late. On the contrary, the lobbyists of Daimler AG set all wheels in motion in November 2008 to prevent the proper design of EU climate goals in terms of regulating cars’ CO2 emissions.

Announced and widely advertised hybrid-drive systems are no alternative as they are actually a way of presenting vehicles as having low emissions ‘on paper’ without achieving the stated CO2 levels for cars of the high-value Mercedes category in general and in practice, because driving outside cities and at high speeds is still only done with the help of the internal combustion engine - and this constitutes most of the kilometers covered by cars of the luxury category.

The claim that ‘fuel-cell and battery-powered vehicles open up the way to emission-free driving’ [Daimler AG Annual Report 2008, page 47] is also an illusion as long as the energy used to power the fuel cells and batteries is even only partially supplied by power plants using fossil fuels.

This presentation is one-sided and misleading, or even stupid and arrant nonsense.

With these two lines of development, it is in no way a matter of the Group’s future-oriented focus, but of a PR fig leaf - they contradict any common sense or commercial reasonableness.

ii.)

Although Annual Report 2008 is very skillful in avoiding the issue of Daimler’s increased focus on the armaments industry, which has the prospects of high revenues and is also relatively crisis proof (in other words: ‘military technology’ or ‘defense’ division), this trend cannot be denied in 2008.

The acquisition of Tognum AG and the increased investment in EADS last year are clear signs of that.

‘Ownership brings responsibilities. Its use is simultaneously to be of benefit to the general public.’

[Basic Law of the Federal Republic of Germany, Article 14, Paragraph 2]

iii.)

‘Daimler has (...) a sound financial basis.’

[Daimler AG Annual Report 2008, page 40]

Despite this allegedly sound basis, the Aabar state investment fund of the United Arab Emirates was facilitated in a surprise coup in the partial acquisition of Daimler AG through the issue of new shares - and at a bargain price with a 5% discount.

In addition to the equity ‘dilution,’ the new shareholders of course would like to and will be able to have a considerable voice in the affairs of the company.

‘But at the same time, he [Mr. al-Qubaisi] also makes clear that this [long-term interest] is not limited to solely financial aspects.’

[Newspaper Neue Zürcher Zeitung of February 24, 2009, Business section]

‘(...) the possibility of a later increase in the shareholding has been left open (...). These are not necessarily indications that point solely to a neutral, non-political financial investor.’

[Ibid., Reflex section]

I regard this development as alarming and am worried about subsidiary agreements connected with this deal that were not made public and not documented.

These three points as well as further analysis of Annual Report 2008, which I would like to express verbally at the Annual Meeting, are justification for my counter-motion.”

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DTB-Investment-Club GbR, represented by Mr. Wolfgang Kutzner, Jülich

Motion C

Regarding Item 6 of the Agenda:

“‘Resolution on authorization for the Company to acquire its own shares and on their utilization, as well as on the exclusion of shareholders’ subscription rights and rights to sell shares to the Company.’

The new wording or addendum presented for voting shall be as follows:

‘As the authorization issued by the last Annual Meeting allowing the Company to acquire its own shares (treasury shares) will expire in the course of this financial year, that authorization insofar as it has not been utilized shall be terminated and the Board of Management shall not be granted new authorization to acquire the Company’s own shares.’

Reason:

From the execution of the share buyback programs in 2007 and 2008, it has become apparent that the Board of Management has significantly weakened the company’s equity base with this instrument. By October 2008, the authorization granted at the Annual Meeting in 2008 had been used for the company to buy back 37,283,831 shares through the stock exchange at an average price of €38.86 for a total of €1,448,922,311.86. Five months later, the Board of Management was pleased to announce to the shareholders in a press release that a capital increase of 10 percent had been carried out with the exclusion of shareholders’ subscription rights. Subsequently, the investor Aabar acquired all of the new shares for a price of €20.27 per share and thus holds approximately 9.1 percent of Daimler’s issued shares. The company has received a cash inflow of €1.95 billion of new capital.

Daimler’s 2007 and 2008 share buyback programs deprived the company of considerable amounts of liquidity to the damage of shareholders with a long-term orientation. The Board of Management should not be granted authorization to use this instrument again.”

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Mr. Jürgen Grässlin, Freiburg

Regarding Item 3 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

In dulcet tones, the Daimler management emphasizes the noble goal of ‘understanding between different cultures’ (see Social Responsibility chapter in Daimler Annual Report 2008, page 112 f). Such goals emerge as hollow phrases in view of the fact that Daimler AG is the biggest shareholder in the armaments giant European Aeronautic Defence and Space Company (EADS) with a stake of 15%. Daimler AG has taken over another 7.5% of the voting rights through a consortium of 15 investors. In 2008, EADS posted annual revenue of €43,265 million (see www.eads.com).

According to the 2008 almanac of the renowned Stockholm peace research institute SIPRI, with armaments sales of $12,600 million, EADS is the world’s seventh-largest exporter of weapons and the second-largest in Europe. Daimler/EADS also profit from dealings in death through holdings in guided-missile producer MBDA (16th place), the world’s leading manufacturer of military helicopters Eurocopter (21st place) and a producer of military satellites EADS Astrium (46th place) (see SIPRI almanac 2008, table 6A 2 ‘The 100 biggest armaments producing companies in 2006’).

The product range of Daimler/EADS and the companies in which they hold equity interests covers the production of warplanes and military helicopters as well as cluster-munitions launchers and carrier systems for atomic weapons. I would like to take this opportunity to expressly emphasize that EADS is the last remaining European group that produces carrier systems for weapons of mass destruction!

In the past two years, Daimler/EADS have been very ‘successful’ with their 25% military involvement, particularly with armaments orders and exports: LUH helicopters have been delivered to the warring US forces in Iraq and in Afghanistan, Saudi-Arabia has ordered refueling aircraft of the type A330 MRTT and has ordered the immense number of 72 Eurofighter warplanes.

The management of the EADS Eurocopter division has ‘identified the defense market as a growth area.’ The coming generation of multipurpose military helicopters of the type NH90 will be produced in series for export. The ‘successes’ of the light multipurpose helicopter LUH and the Tiger battle helicopter ‘are to be further developed.’

Furthermore, EADS has won an invitation to tender of the Indian Ministry of Defense for modern light helicopters of the type AS 550 C3 Fennec. This helicopter is suitable for deployment in warlike conflicts with Pakistan in the Kashmir region.

In September 2008, the Indian Defense Ministry invited a further tender from EADS. The Indian Navy is to be supplied with modern multipurpose helicopters, probably of the type NH90 NFH.

For the new military transport airplane A400M, orders have been received from Europe, South Africa and Malaysia. Thanks to the offensive strategy of armaments exports and ‘the boom in the global helicopter market,’ Eurocopter has been able to post ‘new records for deliveries and new orders.’ EADS smugly announced that the export ratio is ‘a remarkable 51 percent.’

The armaments group MBDA also has a leading position in the world market; EADS is its main shareholder with 37.5 percent of the equity. MBDA is further extending its position as ‘the world’s leading supplier of guided-missile systems.’ ‘Export orders for surface-based antitank missiles have been received from the Middle East and other regions,’ rejoiced EADS.

Due to these and many other armaments exports, the Critical Daimler Shareholders (KAD), Arndtstraße 31, 70197 Stuttgart, Tel. 0711-608396, (see www.kritischeaktionaere.de and www.juergengraesslin.com) are expanding their activities against Daimler’s involvement in cluster munitions with the new action campaign ‘We don’t buy Mercedes: boycott armaments exports!’ (see www.wir-kaufen-keinen-mercedes.de). KAD is supported by the German Peace Association - United Opponents of Military Service (see www.dfg-vk.de), the Peace Center in Braunschweig, the church peace organization Living Without Armaments (ORL), the German section of the Pax-Christi movement, the Armaments Information Office (see www.rib-ev.de), the Workshop for Violence-Free Action/Baden (WfgA) and the Center for Militarization.

With the armaments exports of Daimler/EADS, the self-set goal of ‘understanding between different cultures’ is being absurdly strived for on the battlefields of the world. It is mainly civilians who die in combats involving Daimler weapons. In the future, revenue is to ‘significantly expand due to growing demand for military and paramilitary export markets.’ The main responsibility for the export of Daimler weapons is borne by the Daimler Board of Management and its Chairman Dr. Dieter Zetsche – Germany’s biggest arms dealer.’”

Regarding Item 4 of the Agenda:

The actions of the members of the Supervisory Board are not to be ratified.

Reason:

In its Code of Ethics, Daimler AG demands ethical behavior of its executives (see Annual Report 2008, page 218). In many interviews and statements, leading representatives of Daimler AG emphasized last year that ethics, morals and a sense of responsibility are the basis of their actions.

Reality speaks another language. In 2008, Georgia’s armed forces were involved in a warlike conflict with the Russian army. Armaments expert Otfried Nassauer, head of the Berlin Information Center for Transatlantic Security (www.bits.de), provided evidence last August that Georgian armed forces had imported multiple rocket launchers mounted on heavy, all-terrain Mercedes trucks. Nassauer rightly commented: ‘Cluster munitions can be used with these rocket launchers. This is controversial, because they equally affect military and civil targets; also a long time after a war.’

Photo documents show one of the rocket launchers on a military version of the Mercedes Actros 3341, which is particularly suitable for heavy terrain. The rocket launchers fitted on the Mercedes truck are known as LAR-160 and are produced by Israel Military Industries (IMI) – which is to be assessed as extremely politically explosive, also in view of the warring deployment of the Israeli Army in south Lebanon and in Palestine. Each Mercedes truck has been fitted with two rocket containers each with 13 rockets. Each of the version Mk-4 rockets carries a warhead that can be filled with 104 submunitions. When detonated, ‘semi-hard or soft targets’ can be destroyed. ‘Soft targets’ is meant to include human beings. The salvo of one warhead is sufficient to destroy an area of more than 800,000 square meters with submunitions.

The Supervisory Board failed completely once again last year. This so-called ‘board for monitoring the Board of Management’ made no attempt at all to discontinue such inhuman weapon systems as cluster-bomb launchers, in which Daimler/EADS are involved. One example at this point is the MLRS or guided MLRS (multiple launch rocket system).

The MLRS cluster munitions used in 2006 by the Israeli Army in the war with Lebanon have effects similar to those of landmines. Due to the extremely high number of duds, whole areas of land are contaminated with cluster munitions. The alliance for action landmine.de (see www.landmine.de) assesses the use of cluster munitions as a violation of the Geneva Convention, which prohibits indiscriminate attacks on civilians.

Meanwhile, a broad alliance of peace, civil-rights and Christian organizations has joined the alliance for action ‘We don’t buy Mercedes: boycott cluster munitions!’ Together with the Critical Daimler Shareholders (KAD), Arndtstraße 31, 70197 Stuttgart, Tel. 0711-608396 (see www.kritischeaktionaere.de and www.juergengraesslin.com), support has also been declared by the German Peace Association - United Opponents of Military Service (see www.dfg-vk.de), the Peace Center in Braunschweig, Living Without Armaments (ORL), the German section of the Pax-Christi movement, the Armaments Information Office (see www.rib-ev.de), the Workshop for Violence-Free Action/Baden (WfgA) and the Information Center for Militarization.

Several thousand signatories have declared through their signatures on the campaign postcard and many of them on the website www.wir-kaufen-keinen-mercedes.de that they will not buy a Mercedes until Daimler/EADS give up all involvement in the research, development and production of cluster munitions and of rocket launchers that can be used for cluster munitions.’

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You can support counter-motions by voting “NO” on the respective items of the agenda.

If you want to support the motions specially marked with letters, please mark the relevant space on the paper version or the online version of the voting form.

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Position of the management on the counter-motions

The Board of Management and the Supervisory Board maintain their motions as presented in the agenda and recommend, if a vote is held, that the shareholders vote against the published counter-motions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

By:	/s/ ppa.	Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President
Chief Accounting Officer

By:	/s/ i.V.	Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: April 8, 2009